Mail Stop 3561

October 11, 2007

Mr. R. Scott Murray
Chief Executive Officer
Global BPO Services Corp.
177 Beacon Street, Unit 4
Boston, Massachusetts 02116

> **Re: Global BPO Services Corp.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed on October 5, 2007**
> **File No. 333-144447**

Dear Mr. Murray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment six of our letter dated October 4, 2007 and your revised disclosure in the risk factor on page 41 in which you state that, "If any of our founding stockholders purchase additional securities in or after this offering, each has agreed … to vote such shares of common stock in accordance with the majority of the shares … voted by the public stockholders (not taking into account the shares of common stock purchased by the founding stockholders after this offering)." Please reconcile this statement with the definition of "public stockholders" on page one, which is used throughout the prospectus, and states

that "references to 'public stockholders' refer to holders of common stock sold as part of the units in this offering or in the public market, including any founding stockholders to the extent that they purchase or acquire such shares of common stock." In this regard, please revise to consistently apply the term "public stockholder" throughout the prospectus, particularly in the following:

- The statement on page 11, and similar disclosure on pages 78 and 108, that, "In connection with the vote required for our business combination, our founding stockholders have agreed to vote the shares of common stock then owned by them in accordance with the majority of the shares of common stock voted by the public stockholders."

- The statement on page 12 that, "Public stockholders voting against a business combination will be entitled to convert their stock into a pro rata share of the trust account …. Founding stockholders are not entitled to convert any of their shares of common stock into a pro rata share of the trust account." See also the disclosure on page 27 and similar disclosure on page 58, that, "When we seek stockholder approval of a business combination, we will offer each public stockholder (but not our founding stockholders with respect to any shares of common stock they owned prior to the consummation of the offering) the right to have his, her or its shares of common stock converted to cash …." (emphasis added). But, also see the disclosure on page 59, and similar disclosure on pages 61 in footnote (4) and 79, that "the conversion rights of the public stockholders (but not our founding stockholders, nor any of our officers and directors to the extent that they purchase any shares of common stock in this offering or the aftermarket) …." Please confirm whether founder stockholders, including officers and directors, could convert common stock purchased by them in the offering or in the public market. See also the definition of founding stockholders on page 1.

- The statement on page 21, and similar disclosure on pages 78 and 108, that, "We will not proceed with a business combination if public stockholders owning 30% or more of the shares of common stock issued in this offering vote against the proposed business combination and exercise their conversion rights."

- The disclosure on page 26, and similar disclosure on the bottom of page 54, that, "We will consummate the initial business combination only if the following two conditions are met: (i) … a majority of the outstanding shares of common stock sold in this offering voted by the public stockholders are voted in favor of a business combination …."

For further instruction, please see Rule 421(b) of Regulation C, which provides that information in the prospectus must be presented in a clear, concise and understandable manner.

Risk Factors, page 23

2. We note that the company will require the board to obtain a fairness opinion, among other things, if there is a conflict of interest with respect to the transaction. See, e.g., page 46. The prospectus explains on page 46 that, "We have implemented this policy in order to address any conflicts that may exist (i) if a business combination is with an entity that is affiliated with one of our founding stockholders or (ii) if we acquire a company in which our founding stockholders have made any investment." There appears to be a disparity between the information on page 46 and Article Sixth of the Form of Second Amended and Restated Certificate of Incorporation, which appears to be silent concerning target companies in which a founding stockholder may have invested. See pages 3-4 of Exhibit 3.2. See also page 101 of the prospectus. Please discuss the apparent inconsistency.

Management, page 92

Strategic Advisory Council, page 95

3. The prospectus states that the purpose of the company's Strategic Advisory Council is to provide advice to the company "in relation to both deal sourcing and potential acquisitions in the event we shall seek such advice." Members of the Council are not entitled to (i) vote on any transaction or other matters relating to the company, (ii) recommend any transactions to stockholders, or (iii) sit on the Board or any committee of the Board. See page 95. Given that the three members of the Council, i.e., Messrs. Joubert and Wadsworth and Ms. Keeman, are all founding stockholders, see, e.g., page 1, and one (Mr. Joubert) is also a director nominee who is expected to join the Board effective July 1, 2008, see page 94, please explain generally how these individuals will be able to carry out their duties as Council members while adhering to the exclusions noted above.

4. We note the exclusion on page 95 that members of the Council are not entitled to vote on any transaction or other matters relating to the company. Please clarify whether this exclusion affects the members' voting rights as holders of common shares or if the exclusion merely refers to matters voted upon by the board of directors.

Description of Securities, page 108

5.   We note the disclosure on page 108, and similar disclosure on page 11, that "we
        will proceed with a business combination only if a majority of the outstanding
        shares of common issued in this offering voted by the public stockholders are
        voted in favor of the business combination, in addition to any other vote of
        stockholders required by applicable law …." Please clarify what other votes may
        be required.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Maureen
Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey
Baker at (202) 551-3326.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Mark G. Borden, Esq.
        Brian B. Margolis, Esq.
        Fax: (617) 526-5000